EXHIBIT 99.1

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Tefron Ltd. manufactures intimate apparel, active wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, The Gap, J.C Penny, lululemon athletica, Warnaco/Calvin Klein, Patagonia, Reebok, Swimwear Anywhere, Abercombie & Fitch and El Corte Englese, as well as other well known retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, day-wear, nightwear, bodysuits, swimwear, beach-wear, active-wear and accessories.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

THREE MONTHS ENDED JUNE 30, 2008

     SALES

     Sales for the second quarter of 2008 increased by 19.7% to $48.6 million, compared to sales of $40.6 million for the second quarter ended June 30, 2007. This increase in sales was due to a significant growth in our sales of active-wear product line, and in particular sales to Nike for their 'Next Generation' products, as well as a growth in sales of our swim-wear product line and the intimate apparel products.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 28.7% to $44.9 million in the second quarter of 2008 as compared to $34.9 million in the equivalent period of 2007. As a percentage of sales, cost of sales increased from 86.0% in the second quarter of 2007 to 92.4% in the second quarter of 2008. This increase in cost of sales was primarily due to the significant devaluation of the US Dollar versus the NIS, the higher proportion of Cut & Sew products in the active-wear sales mix which have a lower profitability than those of the seamless products and the continuing short-term manufacturing challenges faced in the Hi-Tex division.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 20.4% to $5.7 million in the second quarter of 2008 as compared to $4.7 million in the equivalent period of 2007. This increase was primarily due to an increase in export air freight charges due to late shipments and the significant devaluation of the U.S dollar versus the NIS.

     As a percentage of sales, selling, general and administrative expenses were 11.6% in the second quarter of 2008, the same percentage as in the second quarter of 2007.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $1.1 million in the second quarter of 2008 as compared to $49 thousands in the equivalent period of 2007. This increase was primarily due to the significant devaluation of the US Dollar versus the NIS, which increased the US Dollar value of our NIS denominated liabilities.


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     INCOME TAXES

     Tax benefit for the second quarter of 2008 was $0.6 million as compared to tax expenses of $0.2 million for the second quarter of 2007. The primary reason for this decrease was pretax loss, which was $3.1 million for the second quarter of 2008 as compared to a pretax income of $1.0 million for the second quarter of 2007.

 LIQUIDITY AND CAPITAL RESOURCES

     During the second quarter of 2008, the company had a negative cash flow from operations of $0.5 million compared to a positive cash flow of $2.2 million during the second quarter of 2007. Additionally, the Company received net proceeds of $7.3 million from sale of marketable securities and repayment of deposits, and proceeds of $2.8 million from short-term bank loans. These proceeds were used to pay a dividend to shareholders in the amount of $8.0 million, to repay long term bank loans of $1.1 million, to invest $0.7 million, net, in plant and equipment, and together with other cash flow activities to decrease our cash and cash equivalents balance by $0.2 million from $1.4 million at March 31, 2008 to $1.2 million at June 30, 2008.

The balance of cash and cash equivalents, together with deposits and marketable securities, decreased from $9.9 million at March 31, 2008 to $2.4 million at June 30, 2008.

SIX MONTHS ENDED JUNE 30, 2008

     SALES

     Sales for the six months ended June 30, 2008 increased by 11.4% to $99.6 million compared to sales of $89.4 million for the six months ended June 30, 2007. This increase in sales was due to an increase in sales of active-wear and swimwear products. This increase was partly offset by a slight decrease in sales of intimate-apparel products.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 20.4% to $89.6 million in the six months ended June 30, 2008 as compared to $74.4 million in the equivalent period of 2007. As a percentage of sales, cost of sales in the six months ended June 30, 2008 increased to 89.9% as compared to 83.2% in the six months ended June 30, 2007. This increase in cost of sales was primarily due to the significant devaluation of the US Dollar versus the NIS, the higher proportion of Cut & Sew products in the active-wear sales mix which have a lower profitability than those of the seamless products and the continuing short-term manufacturing challenges faced in the Hi-Tex division.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 31.7% to $11.9 million in the six months ended June 30, 2008 as compared to $9.0 million in the equivalent period of 2007. As a percentage of sales, selling, general and administrative expenses increased to 11.9% in the six months ended June 30, 2008 as compared to 10.1% in the six months ended June 30, 2007.

This increase was primarily due to an increase in export air freight charges due to late shipments and the significant devaluation of the U.S dollar versus the NIS. In addition, the results for the first six months of 2007 included a gain on sale of computer equipment to Alba Health, our former subsidiary.


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FINANCING EXPENSES, NET

     Financing expenses, net, were $2.3 million in the six months ended June 30, 2008 as compared to $0.5 million in the equivalent period of 2007. This increase was mainly due to the significant devaluation of the US Dollar versus the NIS, which increased the US Dollar value of our NIS denominated liabilities.

     INCOME TAXES

     Tax benefit for the six months ended June 30, 2008 was $0.9 million compared to tax expense of $1.0 million for the six months ended June 30, 2007. The primary reason for this decrease was our pretax loss, which was $4.1 million for the six months ended June 30, 2008, compared to a pretax income of $5.5 million for the six months ended June 30, 2007.

   LIQUIDITY AND CAPITAL RESOURCES

     During the six months ended June 30, 2008, the company had a negative cash flow from operations of $5.2 million compared to a positive cash flow of $7.6 million during the six months ended June 30, 2007. Additionally, the Company received net proceeds of $25.6 million from sales of marketable securities and repayment of deposits, and proceeds of $8.8 million from long-term and short-term bank loans. These proceeds were used to pay a dividend to shareholders in the amount of $8.0 million, to repay long term bank loans of $7.8 million, to invest $2.1 million, net, in plant and equipment, to invest $12.6 million in short-term deposits, and together with other cash flow activities decreased our cash and cash equivalents balance by $1.2 million from $2.4 million at December 31, 2007 to $1.2 at June 30, 2008. The balance of cash and cash equivalents, together with deposits and marketable securities, decreased from $16.4 million at December 31, 2007 to $2.4 million at June 30, 2008.